BLACKBURN & STOLL, LC
                                Attorneys at Law
                         77 West Second South, Suite 400
                           Salt Lake City, Utah 84101
                            Telephone (801) 521-7900
                               Fax (801) 521-7965


                                                                Eric L. Robinson
                                                           Direct (801) 578-3553


                                February 1, 2005


Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 0510
Washington, D.C. 20549-0510

      Re:Green Plains Renewable Energy, Inc.
             Form S-1, Filed December 16, 2004
             File No. 333-121321

Dear Ms. Long:

         This letter is submitted on behalf of Green Plains Renewable Energy, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") with respect to the Company's Registration Statement of Form S-1 that was initially filed on December 16, 2004 (the "Registration Statement"). We appreciate the careful review and the useful comments provided by the staff. The accompanying amendment to the Registration Statement has been revised in response to the staffs comment and has been updated to reflect developments in the Company's business.

         The following sets forth the SEC staff's comments as reflected in the staff's letter dated January 13, 2004, and the corresponding responses of the Company to those comments that require responses. Factual information was provided to us by the Company without independent verification by us. SEC staff comments are provided in italicized print and in numerical sequence in this letter, and the corresponding responses of the Company, where required, are shown in indented text.
 Front Cover Page of Registration Statement

         1. We note that you state that your SIC code number is 2869. It appears from our records that your SIC code number is 2860. Please ensure that all future filings are filed under the correct SIC code number.

                  The staff's comment is noted and the SIC code has been revised on the front cover page.

         2. Please provide the Rule 415 legend as you are registering an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

                  The Rule 415 legend has been added to the front cover page. Front Cover Page of Prospectus

         3. We note that you state that the expiration date of your warrants is December 31, 2007. We further note that the form of warrant filed as Exhibit 4.1 provides that the expiration date is December 31, 2006. Please reconcile.

Ms. Long
February 1, 2005
Page 2


                  The warrant filed as Exhibit 4.1 has been revised to reflect a December 31, 2007 expiration date. A conforming amendment was also made under "Description of Securities--Warrants."

         4. Please clarify the conditions to completing your offering here and, as appropriate, elsewhere in your prospectus. In this regard, we note that the conditions listed on pages 2, 4, 5 and 30 and in the form of escrow agreement filed as Exhibit 99.2 are not consistent For example, you state here that a condition is your receipt of a letter of commitment from a lending institution to fund the construction of your proposed plant, while on page 5 you state that the condition is your receipt of a binding written agreement with a lender to fund the construction of your proposed plant. A letter of commitment does not appear to be the equivalent of a binding agreement.

                  The registration statement has been revised to make these statements internally consistent and consistent with the terms of the Escrow Agreement. See front cover page of the prospectus, "Prospectus Summary--Our Plan of Financing," "Risk Factors--We may not satisfy the conditions to close this offering," "--A necessary part of our plan of operations is the receipt of significant debt funding, of which there can be no assurance." "Source of Funds," "Management's Discussion and Analysis-Liquidity and Capital Resources," "Plan of Distribution--Escrow Procedures," the Subscription Agreement, and the Escrow Agreement.

                  Please note that a new Escrow Agent has been selected that is located in Iowa.

Prospectus Summary, page 1

         5. The information in your summary is very detailed and lengthy and provides too much information for summary disclosure. Please revise your summary to provide only a brief overview of the most important aspects of your business and strategies and try to limit this information to no more than two pages. For instance, the diagram on page 3 is better suited for disclosure in your Business section.

                  The summary has been revised so that in now comprises just more than two pages in length.

The Company, page 1

         6. Please revise the last sentence of this subsection to delete the reference to requesting additional information as all material information should be included in your prospectus. In addition, we encourage you to disclose your Internet address. See Item 101(e)(3) of Regulation S-K.

                  The summary has been revised to delete the reference to additional information and to include the Company's Internet address.

The Ethanol Industry, page 1

         7. Please identify the number of states that are currently phasing out or have banned the use of MTBE. In addition, please explain the basis for your statement here and on page 36 that other states may also ban MTBE.

Ms. Long
February 1, 2005
Page 3


                  The number of states banning the use of MTBE is included in the referenced sections. The Energy Information System is identified as the source. The basis for our statement that other states may also ban MTBE is that multiple sources, including the Energy Information System report this. The information from the Energy Information System can be found at http://www.eia.doe.gov/oiaf/servicerpt/mtbeban/. See
                  "Prospectus Summary--The Ethanol Industry" and "Business--National Ethanol Markets."

         8. We note your citation of the "Renewable Fuels Association." Please advise us as to what materials or documents from this association you have relied upon and whether they are the most recent materials on the subject by the authors. With respect to these materials, please tell us whether they have been made available to the public, without payment of subscription or similar fees. Have any of these materials been published in widely circulated media of general interest or among industry participants? If so, please tell us when and where. Unless these materials have been used in widely circulated media of general interest or among industry participants, you must either adopt the statements you attribute to them as your own or file signed and dated consents from each as exhibits to your registration statement.

                  The Company has relied on information currently posted on the Web site of the Renewable Fuels Association, which can be located at http://www.ethanolrfa.org/eth_prod_fac.html. The web site indicates that the information was last updated in January 2005.

Suitability of Investors, page 4

         9. Please explain how you intend to establish a public market for your common stock once your offering is completed.

                  The summary has been revised to respond to this comment. See "Prospectus Summary--Suitability of Investors."

Escrow Procedures, page 5

         10. We note that you state that you will return subscriptions with nominal interest. Please reconcile this statement with the disclosure on the front cover page of your prospectus and elsewhere in your prospectus stating that you will retain all earnings on amounts held in the escrow account and that investments will be returned without interest.

                  The Escrow Procedures section has been revised to state that investments will be returned without interest. See "Plan of Distribution--Escrow Procedures."

                  Please note that in order to reduce the information contained in the Prospectus Summary, the "Escrow Procedures" discussion was moved to the "Plan of Distribution" section of the prospectus.

Ms. Long
February 1, 2005
Page 4


Risk Factors, page 6

         11. We note that this section includes 43 risk factors. Several of your risk factors do not appear to discuss material risks and should be removed, relocated later in the filing or revised to address a specific material risk, as appropriate. For example, risk factors 13 and 14 discuss the risks if equity and debt financing are not received. We do not understand why these matters are material risks as subscriptions will be refunded to investors if those conditions are not met. See also, for example and without limitation, risk factors seven, fifteen, eighteen, thirty-two, thirty-four, thirty-five, thirty-seven and forty-two. Please reconsider your risk factors and remove unnecessary risk factor disclosures.

                  Risk factors 13, 14, 15, 35 and 42 were deleted in their entirety. Risk factor 7 was moved to "Description of Securities--Common Stock," risk factor 18 was moved to "Management's Discussion and Analysis of Financial Condition and Results of Operations," risk factor 32 was moved to "Business--Competition from Alternative Fuel Additives," risk factor 34 was moved to "Business--Employees," risk factor 37 was moved to "Business--Ethanol Pricing." All references in this paragraph to particular risk factors reference the risk factor number as set forth in the original prospectus and not as set forth in the amended filing.

         12. We note that disclosure under many of your subheadings repeats risks described elsewhere in this section. See, for example and without limitation, risk factors ten, eighteen, nineteen, twenty-five, twenty-nine, thirty-one, thirty-nine, forty, forty-two and forty-three. Please revise your risk factors accordingly.

                  Risk factors 10 and 18 contained some duplicative information. Risk factor 18 has now been moved. See response to Item 11. Risk factors 19 and 25 have been combined. Risk factors 29 (dealing with competition from other ethanol plants and oil companies) and 31 (dealing with engaging in hedging activities to minimize potential volatility of corn prices) appear to be sufficiently dissimilar and non-duplicative as to justify inclusion as two separate risk factors. Risk factors 39 and 40 have been combined. Risk factor 42 has been deleted. Risk factors 41 and 43 have been combined. All references in this paragraph to particular risk factors reference the risk factor number as set forth in the original prospectus and not as set forth in the amended filing.

Risks Related to the Offering, page 6

         13. Please add a risk factor discussing the risk arising from the possibility that you may not be able to collect on subscriptions from investors who paid by promissory note, which could result in a lack of funds to either complete the construction of your proposed plant or provide ongoing operating capital.

                  The Company has eliminated the ability of investors to subscribe for securities with promissory notes. As a result, the proposed risk factor is no longer applicable.

              We may not be able to sell the minimum amount..., page 6

         14. We note that there are conditions to completing your offering other than selling the minimum offering amount. Please revise this risk factor to address the risk associated with not satisfying all of the conditions to completing your offering.

Ms. Long
February 1, 2005
Page 5



                  This risk factor has been revised to address all conditions to completing the offering.

         The sale of the specified minimum is not designed to indicate.., page 6

         15. Please quantify the percent of interest in your company that your officers, directors and affiliates are expected to purchase in your offering so that an investor may assess the magnitude of the risk. In addition, please expand your discussion to discuss the acquisition of shares in your offering by Fagen.

                  This risk factor has been revised to include a discussion of the anticipated investment by the identified parties.

Risks Related to the Common Stock, page 6

         The common stock will be diluted in value..., page 8

         16. Please quantify the dilution so that an investor may assess the magnitude of the risk.

         This risk factor has been revised to quantify the dilution. Risk Related to Ethanol Production, page 14

         Our ability to successfully operate is dependent on availability....
page 17

         17. We note that you have indicated that natural gas prices are much higher than the historical average price, for which you have assumed for the project. Please briefly expand your disclosure to include quantitatively how this will likely impact your plan.

                  In preparing the feasibility study, current market prices for natural gas were assumed, even though these prices are higher than historical prices. The risk factor has been revised to clarify this fact and to disclose the potential risk of further price increases in natural gas.

Forward-Looking Statements, page 22

         18. Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection. with an initial public offering. Please either delete any references to the Litigation Reform Act or make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

                  All references to the Litigation Reform Act have been removed from the Registration Statement.

Estimated Use of Proceeds page 23

         19. We note that you state in footnote (1) to your table that you estimate your offering expenses to be approximately $250,000. Please reconcile this statement with your disclosure under Item 25 on page II-1.

Ms. Long
February 1, 2005
Page 6


                  The introductory paragraph to the table, footnote (1) to the table and estimated offering expenses in Item 25 on page II-1 are now all reconciled to provide for estimated offering expenses of $93,426.

         20. Please expand your disclosure to define what you refer to as "owner's costs."

                  The last paragraph in this section has been revised to detail the items included in "owner's costs."

         21. We note that you state that for purposes of your sources of funds you have assumed that approximately $3.925 million will be obtained through tax incentive financing. Please add disclosure to explain the effects under other assumptions. For example, explain the effect on your costs based upon raising the minimum and maximum offering amounts and not including the tax incentive financing, unless you have already received notification that it has been approved, and assuming financing of the remainder from debt. Please also provide this disclosure on page 28.

                  The registration statement has been revised to include this disclosure. See "Sources of Funds" and "Management's Discussion and Analysis--Overview."

Determination of Offering Price, page 25

         22. We note that you have indicated here and on page 8 that your offering price was determined arbitrarily. Please provide to us an analysis of all equity issuances since inception of your company. For each issuance:

         o        identify the parties, including any related parties;
         o        the nature of the consideration; and
         o        the fair value and your basis for determining the fair value.

Please indicate whether the fair value was contemporaneous or retrospective. In addition, to the extent applicable, please reconcile the fair values you used for equity issuances to the fair value indicated by the anticipated offering price.

                  This section has been revised to address these matters. See also response to item 75.

Market Price of and Dividends on Common Equity and Related Stockholder Mattes, page 25

     Shares Available for Future Sale, page 25,

         23. Please provide the quantitative information required by Item 201(a)(2) of Regulation S-K.

                  The registration statement has been revised to include the disclosure required by this Item. See "Market Price of and Dividends on Common Equity and Related Stockholder Matters--Market Information."

Ms. Long
February 1, 2005
Page 7

Dilution, page 26

         24. Please revise your disclosure to indicate that the 550,000 shares were issued at an average price of $0.182.

                  Footnote (2) to the table in this section has been revised to disclose the average price per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Condition of Records, page 29

         25. Please confirm to us that the outside accounting firm you use to maintain your books and records is not L.L. Bradford & Company, LLC.

                  This will confirm that L.L. Bradford & Company, LLC is not the accounting firm that the Company was referencing in this disclosure. In addition, all of the books and records are currently being kept by the management, and not by any outside accounting firm. This section has been revised according.

Liquidity and Capital Resources, page 29

         26. We note that you state that you expect to pay near the prime rate on your debt. Please discuss the basis for this statement.

                  We have revised this section to discuss the basis for this statement.

Critical Accounting Policies, page 30

         27. We note that you have not included stock-based compensation in your critical accounting policies. Based on our question asked below under Stockholders' Equity regarding the fair value of your common stock, please reconsider including a disclosure regarding this in, this subsection. Please also consider disclosing this in the summary of significant policies in your notes to the financial statements.

                  We have revised this section to include the Company's stock-based compensation policy.

Business, page 31

    28. Please disclose the basis for each of the following statements:

         o the estimates in the introductory paragraph to this section concerning the amount of ethanol, distillers dried grains and solubles, and carbon dioxide that will be produced, and the amount of corn needed in your production process;

         o the statement on page 32 that "approximately 90% of ethanol in the United States today is produced from corn because corn produces large quantities of carbohydrates that convert into glucose more easily than most other kinds of biomass;"

         o the statement on page 33 that "tests have shown that a thermal oxidizer, which heats emissions, may destroy up to 99 percent of the volatile organic carbon compounds in emissions that cause odor in the drying process;"

         o the estimate on page 34 concerning corn production in the area surrounding the Shenandoah site;

Ms. Long
February 1, 2005
Page 8


         o the estimate on page 35 concerning the average price for corn in Iowa and the areas surrounding the Shenandoah site over the last ten years;

         o the statement on page 36 that "the competition, while aggressive, is not too severe;"

         o the statement on page 36 that "the market potential for ethanol in the Northeast is estimated at about 1 billion gallons annually;"

         o the statement on page 36 that "these States are expected to consume an additional 250 million gallons per year,"

         o the statement on page 38 that "increasingly stricter EPA regulations are expected to increase the number of metropolitan areas deemed in noncompliance with Clean Air Standards;"

         o the statement on page 39 that you "expect to be able to purchase natural gas at a significant discount to the spot markets at any given time;" and

         o the statement on, page 44 that "demand for ethanol could increase from the current 3.3 billion gallons per year to 5 to 8 billion gallons per year in 2012."

         The statements referenced in the second, third, sixth, eighth, ninth and tenth bullets have been deleted or substantially modified. The basis for the other statements has been stated in the disclosure. See "Business."

Ethanol Markets, page 35

         Regional Ethanol Markets, page 35

         29. Please expand your discussion regarding letters of intent with regional buyers to clarify whether or not you currently have any letters of intent with any regional buyers.

                  The registration statement has been revised to disclose that no letters of intent have been executed.

             National Ethanol Markets, page 36

         30. We note that the data comprising the total ethanol consumption table was compiled as of 1999. Please either provide more recent data or delete this table.

         The table has been deleted.

         General Demand, page 37

         31. Please disclose the year as of which the data comprising the ethanol demand table was compiled.

                  The table has been removed.

Ms. Long
February 1, 2005
Page 9


         32. Please disclose when the legislation concerning the methods in which fuel ethanol use may be required was introduced in Congress and the current status of that legislation.

                  This section has been revised to discuss the status of this legislation.

     Ethanol Pricing, page 37

         33. Please disclose the year as of which the date comprising the market pricing of ethanol, gasoline and corn table was compiled.

                  The market pricing table and related information has been deleted from the registration statement.

     Project Location -- Proximity to Markets, page 39

         34. We note that you have identified two possible locations for your proposed plant in Shenandoah. Please clarify the process by which you will acquire or lease the property. In this regard, we note that you indicate that one location involves a 54-acre parcel of land owned by Shenandoah, but you do not indicate whether you will acquire it or lease it, or whether you have an agreement regarding such sale or lease. We further note that the agreements filed as Exhibits 10.1, 10.2 and 10.3 contain acreage descriptions that do not match your disclosure in this subsection. Please reconcile.

                  The 54 acre option has been eliminated from the discussion. The 88 acre description matches the acreage descriptions in Exhibits 10.1 and 10.2.

         35. We note that you have two agreements with Alberta A. Bryan to purchase parcels of land for your proposed plant. Please discuss the material terms of these agreements. In addition, we note that each agreement expires on June 30, 2005. This expiration date is prior to the latest date that you may complete your offering. Please reconcile.

                  This section has been revised to describe the material terms of the land purchase. The expiration date of the options was extended to November 30, 2005 as noted in the disclosure.

         36. Please disclose any affiliation between Alberta A. Bryan and your company, your officers, directors and affiliates, and Thien Farm Management.

                  This section has been revised to disclose that there are such affiliations.

Utilities, page 39

              Natural Gas, page 39

         37. Please expand your disclosure to include when you anticipate the feasibility study to be completed.

                  This section has been revised to delete the reference to the Wahoo site and the related feasibility study. It is the Company's understanding that another ethanol plant has announced that it will locate in Wahoo. As a result, The Company is no longer considering locating at the Wahoo site.

Ms. Long
February 1, 2005
Page 10

Our Primary Competition, page 41

         38. Please revise to balance this discussion by disclosing your competition's advantages over you and discussing how this affects your competitive position within your industry.

                  This section has been revised to disclose our competitor's advantageous.

         39. Please explain how your proximity to ample grain supplies at favorable prices gives you a competitive advantage when you have not entered into agreements with any suppliers and there is no guarantee that these supplies will be available for you to purchase.

                  This section has been revised to note these facts.

         40. We note that your statements regarding aggregate ethanol production and the number of ethanol production facilities are not consistent with your table. Please reconcile.

                  This section has been revised to reconcile these numbers.

         41. We note that your table does not identify all ethanol producers. Please disclose which producers are not included and the basis for excluding them.

                  The table identifies all ethanol producers of which the Company is aware. The disclosure in this section has been revised to state this fact. The table has also been updated to included information last updated in January 2005.

      Operating Ethanol Plants in the State of Iowa, page 44

         42. We note that your statement regarding the number of ethanol production facilities in the State of Iowa is not consistent with your table in the preceding subsection. Please reconcile.

                  This section has been revised to reconcile these numbers with the updated information found in the table.

      Strategic Partners and Development Services, page 46

         43. Please discuss any affiliation between Fagen, ICM, Phoenix Bio-Systems and RMT. In addition, please discuss any affiliation between these companies and your company or your officers, directors or affiliates.

                  This section has been revised to indicate that, to the knowledge of the Company, no such affiliations exist. See "--Letter of Intent."

      The Construction of the Project - Proposed Design-Build Contract, page 47

         44. Please provide the information required by Item 101(c)(iv) of Regulation S-K.

                  This section has been revised to indicate that the company holds no patents, trademarks, licenses, franchises or concessions and that no such intellectual property rights are expected to be obtained from Fagen, Inc. or are necessary to execute the Company's proposed business plan.

Regulatory Permits, page 51.

         45. Please provide the information required by Item 101(c)(xii) of Regulation S-K.

Ms. Long
February 1, 2005
Page 11


                  This section has been revised to disclose the requested environmental information. See "--Environmental Compliance Costs."

              Storm Water Discharge Permit and Storm Water Pollution..., page 51

         46. We note that you have disclosed that you must obtain an Industrial Storm Water Discharge Permit from IDNR and this application must be filed 180 days prior to the commencement of construction- We further note that you have not yet applied for this permit. Please indicate if as a result you anticipate any delays in the commencement of construction of your proposed plant. In this regard, we note your disclosure on page 32 regarding the anticipated construction schedule.

                  After further discussion with the IDNR we have shortened the anticipated time frame and expanded the disclosure in this section.

Management, page 54

         47. We note that in many cases you do not provide specific dates of service (i.e., month and year for beginning and ending of service) with respect to the disclosures regarding business experience. Please revise accordingly.

                  In most instances, the officers or directors have been employed in their principal occupations for more than five years. Where this is the case, this fact is referenced without reference to specific dates. We believe that this satisfies
                  Item 401(e)(1). In the two instances that directors have not had the same principal employer/occupation for more than the past five years, then specific dates are included. If you believe that we are outside the spirit or plain language of the rule we will try and dig up the specific dates for activities occurring more than five years ago.

         48. Please disclose the business experience of Mr. Nicholson since
1999.

                  This section has been revised to indicate that Mr. Nicholson has not been principally employed since 1999, but has managed his own investment portfolio during this time. The disclosure has also been revised to show the boards of directors (non-reporting companies) on which Mr. Nicholson has served since 1999.

Certain Relationships and Related Party Transactions, page 56

         49. We note that you expect Fagen to purchase a minority interest in your company. Please provide the basis for this expectation and disclose the percent of interest in your company that Fagen is expected to purchase in your offering.

                  This section has been revised to disclose that Fagen, Inc. has indicated that it may purchase 200,000 shares in the offering. See "--Fagen, Inc. and ICM, Inc."

Ms. Long
February 1, 2005
Page 12


         50. Please identify your promoters and provide the information required by Item 404(d) of Regulation S-K.

                  This section has been revised respond to this comment. See "--Sale and Issuance of Common Stock; Promoters."

         51. Please expand your disclosure to include the information required by Item 404(a) of Regulation S-K for all common stock issuances in which the amount involved exceeds $60,000 and the parties involved have a direct or indirect material interest.

                  This section has been revised respond to this comment. See "--Sale and Issuance of Common Stock; Promoters."

Security Ownership of Certain Beneficial Owners and Management; page 57

         52. We note that your two introductory paragraphs repeat substantially the same information. Please consider consolidating this information into one paragraph.

                  The introductory paragraphs have been revised to consolidate these paragraphs.

         53. We note that you state that your table shows stockholders that hold 10% or more of your shares of common stock. Please revise your disclosure to include any person or group who is known to be the beneficial owner of more than 5% of any class of your voting securities. See Item 403(a) of Regulation S-K.

                  The disclosure has been revised to include beneficial owners of more than 5% of any class of voting securities.

         54. Please expand your disclosure to describe any arrangements known to you which may at a subsequent date result in a change in control. See Item 403(a) of Regulation S-K.

                  This section has been revised to disclose that, other than as a result of securities sold in this offering, the Company is aware of no such arrangements.

Description of Securities, page 58

Common Stock, page 59

         55. Please disclose the information required by Item 202(a)(5) of Regulation S-K.

                  This section has been revised to describe the Company's staggered board of directors terms. Warrants, page 60

      56. Please disclose the number of warrants that will be outstanding based on raising the minimum and maximum offering amounts. In addition, please disclose the circumstances under which you would lower the exercise price. Finally, please disclose whether you can lower the exercise price for some but not all warrants.

                  This section has been revised to respond to this comment. Plan of Distribution, page 60,

         57. We note your disclosure on page 6 regarding your plan to limit your offering to certain states. Please disclose the states in which you will offer your shares.

Ms. Long
February 1, 2005
Page 13


                  This section has been revised to identify the states in which the Company's anticipates selling securities.

         58. Please consider whether you will have an ongoing prospectus updating and delivery obligation until the promissory notes have been paid in full. Please advise us of your analysis on a supplemental basis.

                  The option for investors to subscribe for shares through the execution of a promissory note has been eliminated from the offering terms.

      The Offer, page 60

         59. Please disclose whether the persons offering the securities on behalf of your company will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Exchange Act. If applicable, please provide an analysis of your basis for your reliance on this safe harbor.

                  This section has been revised to disclose that officers and directors will rely on Rule 3a4-1.

                  The Company believes the safe harbor is applicable because:
                  (i) no officers or directors of the Company are subject to statutory disqualification, are not associated person of a broker or dealer and have not been brokers or dealers within the preceding 12 months, (ii) no officers or directors of the Company will be compensated by the payment of commissions or other remuneration based on transactions in securities, (iii) the officers and directors are intended to perform at the end of the offering substantial duties for the Company otherwise than in connection with transactions in securities; and (iv) the officers and directors will not participate in selling an offering of securities for any issuer more than once every 12 months, except for securities issued pursuant to Rule 415.

         60. Please disclose that the persons offering the securities on your behalf may be deemed to be underwriters of this offering within the meaning of that term is defined in Section 2(11) of the Securities Act.

                  This section has been revised to disclose the potential underwriter status.

         61. It appears that Fagen will be assisting you in obtaining financing from potential investors and lenders. Please explain whether Fagen is registered as a broker dealer under Section 15 of the Exchange Act. If not, please tell us how you intend to utilize Fagen in this capacity and please explain supplementally why Fagen is not required to be registered as a broker-dealer.

                  Fagen has indicated that it has an interest in potentially investing in the offering for its own account. Fagen will not be assisting the Company in effecting transactions in securities with respect to the offering or with respect to the Company's proposed lending activities. As a result, we do not believe that Fagen will be subject to broker-dealer registration.
      Method of Subscription, page 60,

         62. Please disclose whether investors will be permitted to revoke a subscription. In addition, please clarify what you mean by your ability to accept or reject a subscription "in part."

Ms. Long
February 1, 2005
Page 14


                  This section has been revised to clarify the use of words "in part."

         63. Please address the impact of repayment defaults on the promissory notes and disclose your plans in that event.

                  The ability to subscript for securities via promissory notes has been eliminated.

         64. Please disclose the procedures for and timing of returning subscriptions in the event that any conditions to your offering are not met or you reject an investor's subscription. In addition, please clarify the timing of your decision to accept or reject a subscription. In this regard, we note that under the terms of your subscription agreement the fact that you have deposited a subscription payment in escrow does not mean that you have accepted the subscription.

                  This section has been revised to disclose and to clarify these matters.

         65. We note that you may hold 80% of the minimum offering amount in the form of promissory notes. If investors do not make timely payments on these notes and, therefore, the minimum offering amount is not available in cash in the escrow account, please clarify whether the escrow will be released.

                  The ability to subscribe for securities via promissory notes has been eliminated.

         66. We note that your directors and officers and their principals may purchase common stock in your offering. Please clarify whether other affiliates may purchase common stock in your offering. In this regard, we note your disclosure on page 6. In addition, please advise us as to who would be a "principal." Finally please disclose whether there is any limit on the number of shares that your officers and directors may purchase, whether these purchases will count towards the minimum offering amount and that your officers and directors will be purchasing for investment and not for resale.

                  This section has been revised to discuss these matters and the reference to "principal" has been changed to "other Company affiliates."

         67. Please describe the material terms of the escrow, including the return of subscriptions within the specific time period required by Rule 10b-9 under the Exchange Act if the conditions to your offering are not met.

                  This section has been revised to state that all subscription funds not accepted and closed on during the offering period will be promptly returned to subscribers. Please also note that the Subscription Agreement being utilized in connection with this offering has been substituted with a new Subscription Agreement from a different escrow agent.

Subscription Period, page 61

         68. Please disclose the circumstances under which you would expect to extend the offering period and how you will notify investors of the extension. In addition, we note that you state in this subsection and elsewhere in your prospectus that your offering will not extend beyond November 29, 2005. We further note that the form of escrow agreement filed as Exhibit 99.2 contemplates an extension of the offering period beyond November 29, 2005. Please reconcile.

Ms. Long
February 1, 2005
Page 15


                  This section has been revised to provide that the offering period will run through November 29, 2005, except that the offering will expire 60 days after the minimum offering is raised and the Company may terminate this offering prior to the expiration date. The Company believes that this is consistent with the new form of Escrow Agreement.

         69. Please explain what you mean by "we reserve the right...to waive conditions to the purchase of securities."

                  This clause has been deleted from the registration statement.

Summary of Promotional and Sales Material, page 61

         70. We note that you have indicated that you may utilize sales material in connection with your offering. We remind you of the Section 5 prohibition against utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act. Supplementally, please confirm your understanding of this requirement and send us a copy of these materials for our review.

                  We understand the prohibition against using a prospectus that does not meet the requirements of Section 10 of the Securities Act, the Company has not prepared any such materials and the referenced section has been deleted from the registration statement.

Legal Matters, page 62

         71. Counsel must opine as to the legality of the warrants. Please revise accordingly

                  This section has been revised to reference "the securities offered by this prospectus" rather than the common stock.

Available Information, page 62

         72. Please disclose the information required by Item 101(e)(2) of Regulation S-K with respect to the Commission's telephone number. In addition, please move the dealer prospectus delivery obligation disclosure to the back cover page of your prospectus. See Item 502(b) of Regulation S-K.

                  This section has been revised to include the Commission's telephone number. The dealer prospectus delivery disclosure has been moved to the back cover of the prospectus.

Financial Statements

         2. Other Current Assets, page F-7

         73. Please tell us how you determined that the deposits represent operating activities, as opposed to investing activities, in your statement of cash flows.

Ms. Long
February 1, 2005
Page 16



                  The deposits are now reported as investing activities rather than as operating activities.

         3. Stockholders' Equity, page F-7

         74. Your disclosure on page 57 indicates that on July 1, 2004, you issued 350,000 shares to Barry A. Ellsworth for $50,000, or $0.14 per share, and 200,000 shares to Dan E. Christensen for $50,000, or $0.25 per share. Please tell us how you determined the fair value for the shares issued to Barry A. Ellsworth and Dan E. Christensen, such that they were issued on the same day at different share prices.

                  The fair value of the 550,000 shares of the Company's common stock issued on July 1, 2004 has been revised, whereby the common stock is valued at $0.25 per share for all issuances on this date. In accordance with the revised fair value of the common shares, the financial statements have been revised to include stock based compensation of $37,500 for the issuance of 150,000 common shares to Barry A. Ellsworth.

         75. Please expand your disclosure to clarify if any of the 142,000 shares of common stock issued between August and November 2004 were issued to related parties. If so, please describe the nature of the transaction, state the number of shares issued and per share price, and the compensation received.

                  This discussion has been revised to state that none of the 142,000 shares were issued to related parties. All shares issued to related parties (i.e. founders and directors) have been disclosed in the preceding paragraphs of this footnote to the financial statements.

Part II - Information Not Required in Prospectus, page 1-1

         76. We note that the item numbers listed in Part II of your registration statement do not correspond to the requirements of Form S-1. Please revise accordingly.

                  The Item numbers have been corrected to conform to the requirements of Form S-1.

Item 24. Indemnification of Directors and Officers, page 11-1

         77. Please describe with greater specificity your indemnification obligations, including the limitations imposed by the Iowa Business Corporation Act.

                  This Item has been revised to give additional details on the Company's indemnification obligations. See Item 14.

Item 25. Other Expenses of Issuance and Distribution, page II-1

         78. Please expand your disclosure to also include issuance and distribution expenses assuming the minimum number of shares are sold.

                  This Item has been revised to include estimated issuance and distribution expenses in the case of the minimum offering. See
                  Item 13.

Ms. Long
February 1, 2005
Page 17


Item 26. Recent Sales of Unregistered Securities, page II-1

         79. Please state briefly the facts upon which you relied to make the exemption available with respect to each issuance. See Item 701(d) of Regulation S-K.

                  This Item has been revised to include additional details relating to the underlying facts upon which the Company relied. See Item 15.

Item 27. Exhibits Index, page II-1

         80. All agreements filed as exhibits should be signed. Please re-file
Exhibit 99.2.

                  Exhibit 99.2 has been re-filed with a conformed signature. Please also note that the Escrow Agreement and Escrow Agent have been changed.

         81. We note that you have entered into a letter of intent with ICM, Inc. Please file this letter of intent as an exhibit to your registration statement or explain why it has not been filed as an exhibit.

                  The Company does not have a letter of intent with ICM, Inc. The Company has clarified this point in the prospectus. See "Business--Strategic Partners...- ICM, Inc."

         82. We note that you have entered into a contract with Mr. Marty Ruikka of PRX - The ProExporters Network. Please file this contract as an exhibit to your registration statement or explain why it has not been filed as an exhibit.

                  The agreement has been filed as an exhibit.

Exhibit 5.1

         83. Please have counsel provide to us a written analysis as to the basis for its opinion that the shares will be "fully paid" when the investors will only pay 20% of the offering price in cash and the remainder will be due to you pursuant to a promissory note.

                  The ability to subscript for securities via promissory notes has been eliminated.

         84. We note that counsel must opine that the warrants are a legal, binding obligation of the registrant. In addition, we note that counsel may not limit its opinion to the Iowa Business Corporation Act as the warrants will be governed by state contract law. Please revise accordingly.

                  The opinion letter has been revised to include these matters.

Exhibit 23.1

         85. Please update L.L. Bradford & Company, LLC's consent to include the filing number of the Form S-1.

                  The consent has been revised to include the filing number of the Form S-1.

Ms. Long
February 1, 2005
Page 18


Exhibit 99.1

         86. Please remove the second representation in Section 7.

                  The referenced paragraph has been deleted.

         87. Please include a bold-faced legend stating that by executing the subscription agreement the investor is not waiving any rights under the federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934.

                  The legend has been included as the second paragraph under the heading "Instructions to Investors" on the first page of the agreement.

         Please contact the undersigned at (801) 578-3553 with any questions or comments regarding this letter. Thank you for your assistance in this matter.

                                                     Very truly yours,


                                                     BLACKBURN & STOLL, LC

                                                     /s/ Eric L. Robinson

                                                     Eric L. Robinson

cc: Mr. Barry Ellsworth